FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-228597-02

The information in this preliminary prospectus is not complete and may be supplemented or changed. These securities may not be sold nor may offers to buy be accepted prior to the time a final prospectus is delivered. This preliminary prospectus is not an offering to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE PRELIMINARY PROSPECTUS TO WHICH THIS IS A SUPPLEMENT, DATED AUGUST 2, 2019, MAY BE AMENDED OR SUPPLEMENTED PRIOR TO TIME OF SALE

SUPPLEMENT
(To Prospectus Dated July 30, 2019)

$1,092,156,000 (Approximate)

CITIGROUP COMMERCIAL MORTGAGE TRUST 2019-GC41
(Central Index Key number 0001783287)
Issuing Entity

Citigroup Commercial Mortgage Securities Inc.
(Central Index Key number 0001258361)

Depositor

Commercial Mortgage Pass-Through Certificates, Series 2019-GC41

This is a supplement to the prospectus dated July 30, 2019 (the “Preliminary Prospectus”) relating to the captioned trust. Capitalized terms used in this supplement but not defined herein have the same meanings as they would in the Preliminary Prospectus.

1.	The following information is added to the definition of “Underwritten Net Cash Flow”, “Net Cash Flow” or “Underwritten NCF” in the section entitled “Description of the Mortgage Pool—Certain Calculations and Definitions”:

In addition, with respect to the Wind Creek Leased Fee Mortgage Loan (3.5%), the Mortgage Loan was underwritten based on the average increase in annual base rent under the sole tenant’s lease over the life of the Wind Creek Leased Fee Mortgage Loan, which assumes contractual consumer price index increases of 2.0% annually.

2.	The following information is added in the section entitled “Description of the Mortgage Pool—Property Types—Land (Leased Fee) Properties”:

In addition, with respect to the Wind Creek Leased Fee Mortgaged Property (3.5%), the Mortgage Loan documents provide that the provisions of the ground lease govern the application of casualty insurance proceeds. The ground lease provides that the proceeds of any casualty shall be provided to the tenant (or its leasehold mortgagee), to be applied to restoration, provided that if the restoration cost would reasonably be anticipated to be greater than the Casualty Threshold (as defined below) or the casualty occurs within five years of expiration of the applicable term of the ground lease, the tenant has the right to terminate the lease, in which case the lease requires that the casualty proceeds be distributed as follows: (i) the landlord shall receive an amount not to exceed $80,000,000; (ii) the tenant (or its leasehold mortgagee) shall receive an amount not to exceed $920,000,000, and (iii) any balance shall be distributed, pari passu, 8% to the landlord and 92% to the tenant. “Casualty Threshold” means $15,000,000, subject to increase based on a consumer price index adjustment. The related Loan Combination has an outstanding principal balance of $146,600,000. Accordingly, such provisions of the ground lease may result in there being insufficient proceeds to repay the related Loan Combination (and therefore the Mortgage Loan) if the tenant elects not to restore the Mortgaged Property.

Citigroup	Deutsche Bank Securities	Goldman Sachs & Co. LLC

Co-Lead Managers and Joint Bookrunners

Bancroft Capital, LLC Co-Manager	Drexel Hamilton Co-Manager
The date of this Supplement is August 2, 2019

3.	The following information is added in the section entitled “Description of the Mortgage Pool—Tenant Issues—Purchase Options, Rights of First Offer and Rights of First Refusal”:

With respect to the Wind Creek Leased Fee Mortgage Loan (3.5%), the sole tenant of the Mortgaged Property has a right of first offer to purchase the Mortgaged Property. Such right of first offer does not apply to a transfer or sale of the Mortgaged Property in connection with a foreclosure by a mortgagee of the Mortgaged Property. In addition, in the event that the borrower fails to comply with certain covenants relating to the gaming license of the sole tenant at the Mortgaged Property, and fails to timely cure such breach, the sole tenant may require the borrower to sell its interest in the land prior to or on the date so required by the applicable gaming authorities, and the tenant shall have a right of first offer to purchase the Mortgaged Property.

4.	The following items are added as exceptions to German American Capital Corporation’s representations in Annex E-1B:
7 – Permitted Liens; Title Insurance	Wind Creek Leased Fee (Loan No. 15)

The sole tenant of the Mortgaged Property has a right of first offer to purchase the Mortgaged Property.  Such right of first offer does not apply to a transfer or sale of the Mortgaged Property in connection with a foreclosure by a mortgagee of the Mortgaged Property.

In addition, in the event that the borrower fails to comply with certain covenants relating to the gaming license of the sole tenant at the Mortgaged Property, and fails to timely cure such breach, the sole tenant may require the borrower to sell its interest in the land prior to or on the date so required by the applicable gaming authorities, and the tenant shall have a right of first offer to purchase the Mortgaged Property.

17 – Insurance	Wind Creek Leased Fee (Loan No. 15)

The Mortgage Loan documents provide that to the extent that there is a conflict between the provisions of the ground lease between the borrower and the sole tenant at the Mortgaged Property (or any successor ground lease approved by the lender),  with respect to the participation of the lender and the borrower in (and the actual adjustment/settlement of) any casualty or condemnation proceedings, requirements relating to restoration or payment or application of net proceeds, the provisions of such ground lease shall control.

The ground lease provides that the proceeds of any casualty shall be provided to the tenant (or its leasehold mortgagee), to be applied to restoration, provided that if the restoration cost would reasonably be anticipated to be greater than the Casualty Threshold (as defined below)  or the casualty occurs within five years of expiration of the applicable term of the ground lease, the tenant has the right to terminate the lease, in which case the lease requires that the casualty proceeds be distributed as follows: (i) the landlord shall receive an amount not to exceed $80,000,000; (ii) the tenant (or its leasehold mortgagee) shall receive an amount not to exceed $920,000,000, and (iii) any balance shall be distributed, pari passu, 8% to the landlord and 92% to the tenant.

“Casualty Threshold” means $15,000,000, subject to increase based on a consumer price index adjustment.

In the event that casualty proceeds are in excess of $50,000,000 and the tenant has elected to restore the improvements at the Mortgaged Property, the casualty proceeds are required to be paid to a depositary that is a leasehold mortgagee with respect to the leasehold interest of the sole tenant, or that is an “institutional lender” as defined in the ground lease.

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The information in this supplement supersedes any conflicting information contained in the Preliminary Prospectus and any other prior similar materials relating to the offered certificates. In all other respects, except as modified by the immediately preceding changes, the Preliminary Prospectus remains unmodified.